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Exhibit 21.1

SUBSIDIARIES

Name of Company	Jurisdiction of Formation
Ellwood Pipeline, Inc.	California
Whittier Pipeline Corporation	Delaware
TexCal Energy (LP) LLC	Delaware
TexCal Energy (GP) LLC	Delaware
TexCal Energy South Texas L.P.	Texas
Catco Energy LLC	Delaware
Venoco Acquisition Partners, L.P.	Delaware
Venoco Acquisition Company GP, LLC	Delaware

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SUBSIDIARIES